                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                Amendment No. 1

                                 Medamicus, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   584027-10-6
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                                 (CUSIP Number)


                               Robert T. Montague
                         Robins, Kaplan, Miller & Ciresi
                         800 LaSalle Avenue, Suite 2800
                              Minneapolis, MN 55408
                                  612-349-8500
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                 April 18, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of ___ Pages


CUSIP No. 584027-10-6

       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                Pyramid Trading Limited Partnership 36-3723624
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       (2)    Check the Appropriate Box if a Member of a Group
                                                                 (a)     [ x ]
                                                                 (b)     [   ]
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       (3)    SEC Use Only

--------------------------------------------------------------------------------

       (4)    Source of Funds

                                       WC
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       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                         [    ]

--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

                                    Illinois
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  Number of       (7)      Sole Voting Power                           0  shares
Shares Bene-      --------------------------------------------------------------
 ficially         (8)      Shared Voting Power                   236,592  shares
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                      0  shares
 ing Person       --------------------------------------------------------------
   With           (10)     Shared Dispositive Power              236,592  shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                 236,592 shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         [      ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                                      5.7 %

--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)

                                   BD, PN, IV
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



                               Page 1 of ___ Pages


CUSIP No. 54027-10-6

       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                      Oakmont Investments, LLC 36-3996171
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       (2)    Check the Appropriate Box if a Member of a Group
                                                                    (a)   [   ]
                                                                    (b)   [ x ]
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       (3)    SEC Use Only

--------------------------------------------------------------------------------
       (4)    Source of Funds

                                       N/A
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                          [   ]

--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

                                    Illinois
--------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power                           0  shares
Shares Bene-      --------------------------------------------------------------
 ficially         (8)      Shared Voting Power                   236,592  shares
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                      0  shares
 ing Person       --------------------------------------------------------------
   With           (10)     Shared Dispositive Power              236,592  shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                 236,592 shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         [   ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                                     5.7 %

--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)

                                     CO, IV
--------------------------------------------------------------------------------

                               Page 1 of ___ Pages


CUSIP No. 584027-10-6

       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                            Daniel Asher ###-##-####
--------------------------------------------------------------------------------

       (2)    Check the Appropriate Box if a Member of a Group
                                                                    (a)   [ x ]
                                                                    (b)   [   ]
--------------------------------------------------------------------------------
       (3)    SEC Use Only

--------------------------------------------------------------------------------
       (4)    Source of Funds

                                      N/A
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                          [   ]

--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

                                  United States
--------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power                          0  shares
Shares Bene-      --------------------------------------------------------------
 ficially         (8)      Shared Voting Power                  236,592  shares
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                     0  shares
 ing Person       --------------------------------------------------------------
  With            (10)     Shared Dispositive Power             236,592  shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                 236,592 shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         [   ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                                      5.7 %

--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)

                                       IN
--------------------------------------------------------------------------------

                               Page 1 of ___ Pages


CUSIP No. 584027-10-6

       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                             Gary Kohler ###-##-####
--------------------------------------------------------------------------------

       (2)    Check the Appropriate Box if a Member of a Group
                                                                    (a)   [ x ]
                                                                    (b)   [   ]
--------------------------------------------------------------------------------
       (3)    SEC Use Only

--------------------------------------------------------------------------------
       (4)    Source of Funds

                                       PF
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                          [   ]

--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

                                  United States
--------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power                     80,500 shares
Shares Bene-      --------------------------------------------------------------
 ficially         (8)      Shared Voting Power                        0 shares
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                80,500 shares
 ing Person       --------------------------------------------------------------
   With           (10)     Shared Dispositive Power                   0 shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                 80,500 shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         [   ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                                      2.0 %

--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)

                                       IN
--------------------------------------------------------------------------------

                               Page 1 of ___ Pages


CUSIP No. 584027-10-6

       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                            Andrew Redleaf ###-##-####
--------------------------------------------------------------------------------

       (2)    Check the Appropriate Box if a Member of a Group
                                                                    (a)   [ x ]
                                                                    (b)   [   ]
--------------------------------------------------------------------------------
       (3)    SEC Use Only

--------------------------------------------------------------------------------
       (4)    Source of Funds

                                       PF
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                          [   ]

--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

                                  United States
--------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power                     79,713  shares
Shares Bene-      --------------------------------------------------------------
 ficially         (8)      Shared Voting Power                        0  shares
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                79,713  shares
 ing Person       --------------------------------------------------------------
  With            (10)     Shared Dispositive Power                   0  shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                 79,713 shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         [      ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                                      1.9 %

--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)

                                       IN
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


                               Page 2 of ___ pages




         This Amendment No. 1 ("Amendment No. 1") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on December 29, 1999 by Pyramid Trading Limited Partnership ("PT"), Oakmont Investments, LLC, the general partner of PT ("OI"), Daniel Asher, as Manager of OI and individually ("DA"), Gary Kohler ("GK") and Andrew Redleaf ("AR"), (collectively the "Reporting Persons") with respect to their beneficial ownership of common stock, par value $.01 per share ( the "Common Stock"), of Medamicus, Inc., a Minnesota corporation (the "Company"). The principal executive offices of the Company are located at 15301 Highway 55 West, Plymouth, MN 55447. Items 3 and 5 are hereby amended in their entirety to read as follows:

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  From 2/11/00 to 4/18/00, PT purchased 99,492 shares of Common Stock for an aggregate consideration of $253,678.50 (not including brokerage commissions) and sold 50,300 shares of Common Stock realizing $181,950.10, thus increasing its holdings on a net basis by 49,192 shares to a total of 236,592 shares as of 4/18/2000. PT acquired such shares using working capital.

                            Page ____ of _____ pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of April 18, 2000, the Reporting Persons beneficially owned the amounts of Common Stock respectively set forth below. The percentage set forth below represents the percentage of the outstanding shares of Common Stock based on 4,114,774 shares outstanding as of February 29, 2000 as set forth in the Company's Form 10K-SB for the year ended December 31, 1999.

        Reporting          Shares   of                   Percent of
        Person             Common Stock          Outstanding Common Stock
        ---------          ------------          ------------------------
        PT, OI, DA           236,592                     5.7%
        GK                    80,500                     2.0
        AR                    79,713                     1.9

         As of 4/18/2000, the Reporting Persons beneficially owned an aggregate of 396,805 shares of Common Stock.

         (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

         (c) The information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty (60) days is set forth in Appendix A hereto and incorporated herein by reference. All of transactions were open market transactions.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP
         WITH RESPECT TO THE SECURITIES OF THE ISSUER

         NONE


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Agreement dated as of 4/28/2000 by and among the signatories of this Statement on Schedule 13-D with respect to its filing.

                             Page ____ of ____ pages


                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: April, 28, 2000           PYRAMID TRADING LIMITED PARTNERSHIP
                                BY OAKMONT INVESTMENTS, LLC ITS GENERAL PARTNER


                                BY   /S/ Daniel Asher
                                     ------------------------------------------
                                         Daniel Asher,
                                         Manager, Oakmont Investments, LLC


                                OAKMONT INVESTMENTS, LLC



                                BY   /S/ Daniel Asher
                                     ------------------------------------------
                                         Daniel Asher, Manager


                               /s/ Daniel Asher
                                -----------------------------------------------
                                DANIEL ASHER



                                /s/ Gary Kohler
                                -----------------------------------------------
                                GARY KOHLER



                                /s/ Andrew Redleaf
                                -----------------------------------------------
                                ANDREW REDLEAF

                            Page _____ of _____ pages


                                                                      APPENDIX A

                    Transactions By the Reporting Persons in
              Medamicus, Inc. Common Stock During the Past 60 Days


                      PYRAMID TRADING LIMITED PARTNERSHIP


Date              # of Shares Bought     Price Per Share ($)      Total Cost ($)*
----              ------------------     -------------------      ---------------
02/11/00                 5,400                  1.6485                 8,902
02/14/00                 1,600                  1.6706                 2,673
02/15/00                 2,100                  1.6333                 3,430
03/16/00                46,000                  3.1250               143,750
03/31/00                11,800                  2.2500                26,550
04/03/00                   900                  2.1250                 1,912
04/04/00                 5,000                  2.1250                10,625
04/04/00                 2,000                  2.1250                 4,250
04/13/00                10,000                  2.1250                21,250
04/13/00                10,000                  2.1250                21,250
04/17/00                   192                  1.7500                   336
04/18/00                 2,000                  1.8750                 3,750
04/18/00                 2,500                  2.0000                 5,000

Total                   99,492                                    253,678.50


Date              # of Shares Sold       Price Per Share ($)      Sale Price($)
----              ----------------       -------------------      -------------
03/08/00                20,000                  3.3215             66,430.00
03/09/00                 7,300                  3.2890             24,010.00
03/14/00                23,000                  3.9787             91,510.10

Total                   50,300                                    181,950.10

----------------

         *Commissions not included.
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                                  EXHIBIT INDEX

EXHIBIT NO.     DOCUMENT

         1 Agreement, dated as of April 28, 2000, by and among the signatories of this Statement with respect to its filing.